FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-3788

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company

(Translation of registrar’s name into English)

The Netherlands
(State or Other Jurisdiction of Incorporation or Organization)

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: (011 31 70) 377 9111
(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Petroleum Company
SIGNATURES
EXHIBITS
Exhibit 99.1

Royal Dutch Petroleum Company

Royal Dutch Petroleum Company (the “Registrant”) is furnishing the following exhibit on this Report on Form 6-K which is incorporated herein by reference:

Exhibit No.	Description
99.1	Application for withdrawal from listing on the New York Stock Exchange (filed with the New York Stock Exchange on August 9, 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY, (Registrant) By /s/ J. H. Vegter
Name: J. H. Vegter Title: Attorney

Date: August 9, 2005

EXHIBITS

Exhibit No.	Description
99.1	Application for withdrawal from listing on the New York Stock Exchange (filed with the New York Stock Exchange on August 9, 2005)